November 24, 1998





Mr. Charles F. Sarkis
284 Newbury Street
Boston, Massachusetts  02115

Dear Mr. Sarkis:

         You have advised FINOVA Capital Corporation ("FINOVA") that you have formed a single purpose acquisition company ("Acquisition Co.") with The Westwood Group, Inc. ("Westwood") and certain members of management of Back Bay Restaurant Group, Inc., a Delaware corporation ("Back Bay"), as investors, which will seek to acquire (the "Acquisition") Back Bay. The Acquisition will be accomplished through a tender offer (the "Tender Offer") to be made by Acquisition Co. for up to 2,726,000 shares of common stock of Back Bay for a purchase price per share of $10.25 in cash pursuant to an Agreement and Plan of Merger (the "Merger Agreement") to be entered into between Acquisition Co. and Back Bay. Immediately prior to the completion of the Tender Offer, all other shares of common stock of Back Bay then outstanding will be contributed (the "Contribution") to Acquisition Co. pursuant to a Non-Tender Voting and Shares Exchange Agreement (the "Non-Tender Voting and Shares Exchange Agreement") to be entered into among you, Westwood, certain other shareholders of Back Bay and Acquisition Co. In the event that the sum of the shares of Back Bay owned by Acquisition Co. plus the shares of Back Bay tendered in the Tender Offer is at least equal to 90% of the issued and outstanding shares of Back Bay, the shares tendered in the Tender Offer will be accepted for payment and immediately thereafter Acquisition Co. will merge (the "Short Form Merger") with and into Back Bay pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). In the event that the sum of the shares of Back Bay owned by Acquisition Co. plus the shares of Back Bay tendered in the Tender Offer is less than 90% of the issued and outstanding shares of Back Bay, Acquisition Co. may elect to seek the approval of the shareholders of Back Bay to a merger (the "Long Form Merger") of Acquisition Co. with and into Back Bay pursuant to
Section 251 of the DGCL on economic terms identical to those contained in the Tender Offer. The Short Form Merger and the Long Form Merger are each hereinafter are referred to as the "Merger."

         FINOVA is pleased to advise you that it has approved a $30,000,000 senior term loan (the "Loan") in connection with the Tender Offer and Merger on the terms and conditions set forth below.

1. Borrower: Acquisition Co., which will be merged with and into Back Bay with Back Bay as the surviving corporation immediately prior to the Closing (as defined below).

2. Guarantors: The repayment of the Loan will be unconditionally, jointly and severally guaranteed by all of the subsidiaries of Back Bay (the "Subsidiaries"). Borrower and the Subsidiaries sometimes hereinafter are referred to collectively as the "Companies." Borrower's business will consist solely of the ownership of all of the issued and outstanding capital stock of the Subsidiaries. The Subsidiaries' business consists of the ownership and operation of thirty-four existing casual dining restaurants ("Stores") at the locations described on Exhibit A


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Mr. Charles Sarkis
November 24, 1998
Page 2


         attached hereto and operated under the Papa.Razzi, Joe's American Bar & Grill, Charley's Eating & Drinking Saloon, Abe & Louie's, The Famous Atlantic Fish Company, Hillary's and J.C. Hillary's tradenames and the construction and operation of additional Stores.

3. Use of Proceeds: The proceeds of the Loan, together with $8,000,000 of the proceeds of the Subordinated Debt (as defined below) presently anticipated to be provided by DDJ Capital Management, LLC will be used
         (i) to consummate the Tender Offer and Merger, (ii) to refinance all existing indebtedness of the Companies, (iii) to pay all transaction costs and (iv) any remainder, for working capital, including the construction and/or renovation of new Stores.

4.       Loan Terms:

         a. Disbursement: The Loan shall be disbursed in full to or as directed by Borrower at the time (the "Closing") the Merger has occurred and all other conditions precedent to such disbursement set forth in the documents (the "Loan Documents") to be executed in connection with the Loan have been satisfied. The date upon which the Closing occurs is hereinafter referred to as the "Closing Date." In no event shall FINOVA be required to disburse the Loan if the Merger has not become effective.

         b. Term: The outstanding principal balance of the Loan, together with all accrued and unpaid interest thereon, shall be due and payable on the last day of the 27th quarter following the quarter in which the Closing occurs (the "Maturity Date").

         c. Interest Rate: The Loan shall bear interest at a per annum rate equal to the highest yield on seven year Treasury Notes with a maturity date closest to the Maturity Date as published in The Wall Street Journal on the Friday before the Closing Date, plus 4.25% per annum. Interest shall be calculated based on a 360 day year and charged for the actual number of days elapsed. For any period in which an event of default (an "Event of Default") under the Loan Documents exists, the Loan shall bear interest at the rate described above plus 3.0% per annum.

         d. Payments: Accrued and unpaid interest on the Loan shall be payable monthly in arrears. The principal balance of the Loan shall be payable in consecutive quarterly installments commencing on the first day of the quarter following the quarter in which the Closing occurs and on the first business day of each quarter thereafter, except for the final installment which shall be payable on the Maturity Date. Except for the installment payable on the Maturity Date, each installment shall be in an amount equal to the amount set forth below opposite the quarter in which such installment is due:


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Mr. Charles Sarkis
November 24, 1998
Page 3


                      Quarters following
                      the quarter in which               Amount of each
                      the Closing occurs                 quarterly installment

                              1-4                        $351,000
                              5-8                        $644,250
                              9-12                       $762,000
                              13-16                      $996,000
                              17-20                      $1,172,250
                              21-27                      $1,787,250

                  The final installment shall be in an amount equal to the remaining principal balance of the Loan and all accrued and unpaid interest thereon. If any payment is past due for a period in excess of five days, Borrower shall pay on demand to FINOVA a late charge of 5.0% of the amount of such overdue payment. Principal payments on the Loan may not be reborrowed.

5.       Prepayments:

         a. Mandatory Prepayments from Excess Cash Flow: Not later than 90 days after the end of each fiscal year of Borrower commencing with the fiscal year following the Closing, Borrower shall pay to FINOVA as a prepayment of the Loan an amount equal to 50% of the Excess Cash Flow for such fiscal year. As used herein, the term "Excess Cash Flow" for any fiscal year shall mean the Operating Cash Flow (as defined below) for such fiscal year less Total Debt Service (as defined below) for such fiscal year.

         b. Mandatory Prepayments from Key Man Life Insurance: All proceeds of key man life insurance required to be maintained under the Loan Documents shall be applied as a mandatory prepayment of the Loan.

         c. Voluntary Prepayments: Subject to the conditions set forth in the Loan Documents, the principal balance of the Loan may be prepaid in whole, but not in part, at any time after the second anniversary of the Closing Date upon not less than 30 days' prior written notice to FINOVA, provided that any prepayment made during the third through seventh years following the Closing Date shall be accompanied by a prepayment premium (a "Prepayment Premium") of (i) 4.0% of the amount prepaid during the third loan year, (ii) 3.5% of the amount prepaid during the fourth loan year, (iii) 2.5% of the amount prepaid during the fifth loan year, (iv) 1.5% of the amount prepaid during the sixth loan year and (v) 0.5% of the amount prepaid during the seventh loan year. Notwithstanding the foregoing, subject to the conditions set forth in the Loan Documents the principal balance of the Loan may be prepaid in whole, but not in part, at any time prior to the second anniversary of the Closing Date concurrently with a sale of substantially all of the assets of the Companies or a merger of Borrower with an acquiring company provided that any such prepayment is accompanied by a prepayment premium of 15% of the amount prepaid.

         d. No Prepayment Premium: No Prepayment Premium shall be payable on any payments described in Sections 6a or 6b above or as a result of any refinancing of the Loan provided by FINOVA.


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Mr. Charles Sarkis
November 24, 1998
Page 4



         e. Application of Prepayments: Prepayments of the principal balance of the Loan shall be applied to required installments of the principal balance pro rata to the remaining installments.

6. Closing Fee: Borrower shall pay to FINOVA a closing fee of $320,000 upon the Closing.

7. Security; Landlord's Agreements: As security for the Loan, FINOVA shall be granted a (i) a perfected first lien on all of each Company's existing and after-acquired personal property, including, without limitation, all of each Company's trademarks, tradenames, service marks and other intellectual property, (ii) a perfected first mortgage lien on all of the existing and after- acquired real property owned by each Company, (iii) a perfected first leasehold mortgage lien on all existing and after-acquired real property leased by each Company from you or any of such Company's other affiliates (the "Affiliate Real Property"), (iv) a perfected first lien on all of the issued and outstanding capital stock and warrants, options and other rights to acquire capital stock of the Subsidiaries and (v) all proceeds of the foregoing. FINOVA shall receive a landlord's agreement substantially in the form of Exhibit B attached hereto (a "Landlord's Agreement") from the landlords under all leases of Affiliate Real Property. Borrower shall use its best efforts to cause to be granted to FINOVA a leasehold mortgage or to deliver to FINOVA a Landlord's Agreement from the landlord under the applicable lease with respect to at least two other locations leased by any Company prior to Closing. Borrower shall use its best efforts after the Closing to obtain Landlord's Agreements from the landords under all other leases under which any Company is a lessee.

8. Other Loan Terms: The Loan Documents shall contain such representations and warranties, conditions precedent, financial and other covenants, events of default and remedies customarily required by FINOVA for transactions of this type, including but not limited to the following:

         a. Business Activities: Borrower shall be prohibited from engaging in any business or activity other than the ownership of all of the issued and outstanding capital stock of the Subsidiaries. The Subsidiaries shall be prohibited from engaging in any business or activity other than the ownership, operation, franchising or joint venture of Papa.Razzi, Joe's American Bar & Grill, Charley's Eating & Drinking Saloon, Abe & Louie's, The Famous Atlantic Fish Company, Hillary's and J.C. Hillary's restaurants and related ancillary activities.

         b. Development of New Stores: Borrower shall obtain FINOVA's prior written approval for the construction and/or renovation of any new Stores other than those described on Exhibit C attached hereto, which approval shall not be unreasonably withheld or conditioned but may be subject, among other things, to FINOVA's reasonable satisfaction with the locations of such new Stores, the terms of any applicable real estate leases, the demographics of such new Stores, the proposed construction and/or renovation budget (cap plan) therefor, the financial projections for the first year of operation thereof and the results of an environmental database search on the applicable


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Mr. Charles Sarkis
November 24, 1998
Page 5


                  sites. Borrower shall not seek to develop any new Stores if any Event of Default exists and is continuing or if any event has occurred or proceeding shall be pending which could reasonably be expected to result in a material adverse change in the overall financial condition or operating performance of the Companies taken as a whole. Borrower shall deliver to FINOVA all Uniform Commercial Code financing statements and other documents reasonably required by FINOVA to perfect its security interest in such new Stores.

         c. Minimum Interest Coverage Ratio: The Companies' Interest Coverage Ratio as of the last day of any fiscal quarter set forth below shall not be less than the ratio set forth opposite such fiscal quarter (which fiscal quarters end on the last Sunday of the applicable period):


                           Fiscal Quarter
                           Ending On or About                  Ratio
                           ------------------                  -----
                           June 30, 1999                       1.75:1.00
                           September 30, 1999                  1.75:1.00
                           December 31, 1999                   1.75:1.00
                           March 31, 2000                      1.75:1.00
                           June 30, 2000                       2.00:1.00
                           September 30, 2000                  2.00:1.00
                           December 31, 2000                   2.25:1.00
                           March 31, 2001                      2.25:1.00
                           June 30, 2001 and each
                           fiscal quarter thereafter           2.50:1.00

                  As used herein, the term:

                           "Interest Coverage Ratio" as of the last day of any
                  fiscal quarter shall mean the ratio of (i) Operating Cash Flow for the four consecutive fiscal quarters ending on such last day (or, in the case of fiscal quarters ending on or prior to the last day of the third fiscal quarter following the fiscal quarter in which the Closing occurs, for the period from the Closing Date to such last day treated as a single accounting period) to (ii) Total Interest Expense for the four consecutive fiscal quarters ending on such last day (or, in the case of fiscal quarters ending on or prior to the last day of the third fiscal quarter following the fiscal quarter in which the Closing occurs, for the period from the Closing Date to such last day treated as a single accounting period).

                           "Maintenance Capital Expenditures" for any period
                  shall mean all expenditures by the Companies incurred in the ordinary course in connection with the repair, replacement, remodeling and upgrading of the furniture, fixtures and equipment at existing Stores.


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Mr. Charles Sarkis
November 24, 1998
Page 6


                           "Operating Cash Flow" for any period shall mean,
                  without duplication, the Companies' consolidated net income (or loss) plus, to the extent deducted in determining such net income, depreciation, amortization, interest expense and accrued but unpaid taxes for such period as determined in accordance with GAAP, excluding the effects of extraordinary gains or losses, less Maintenance Capital Expenditures for such period.

                           "Total Interest Expense" for any period shall mean
                  all cash payments of interest made or required to be made on all indebtedness for borrowed money of the Companies during such period.

         d. Minimum Senior Debt Service Coverage Ratio: The Companies' Senior Debt Service Coverage Ratio as of the last day of any fiscal quarter commencing with the fiscal quarter ending on or about June 30, 1999 shall not be less 1.50:1.00.

                  As used herein, the term:

                           "Senior Debt Service" for any period shall mean all
                  payments of principal and interest made or required to be made on all senior indebtedness for borrowed money of the Companies during such period.

                           "Senior Debt Service Coverage Ratio" as of the last
                  day of any fiscal quarter shall mean the ratio of (i) Operating Cash Flow for the four consecutive fiscal quarters ending on such last day (or, in the case of fiscal quarters ending on or prior to the last day of the third fiscal quarter following the fiscal quarter in which the Closing occurs, for the period from the Closing Date to such last day treated as a single accounting period) to (ii) Senior Debt Service for the four consecutive fiscal quarters ending on such last day (or, in the case of fiscal quarters ending on or prior to the last day of the third fiscal quarter following the quarter in which the Closing occurs, for the period from the Closing Date to such last day treated as a single accounting period).

         e. Minimum Total Debt Service Coverage Ratio: The Companies' Total Debt Service Coverage Ratio as of the last day of any fiscal quarter commencing with the fiscal quarter ending on or about June 30, 1999 shall not be less 1.25:1.00.

                  As used herein, the term:

                           "Total Debt Service" for any period shall mean all
                  payments of principal and cash interest made or required to be made all indebtedness for borrowed money of the Companies during such period.

                           "Total Debt Service Coverage Ratio" as of the last
                  day of any fiscal quarter shall mean the ratio of (i) Operating Cash Flow for the four consecutive fiscal quarters ending on such last day (or, in the case of fiscal quarters ending on or prior to the last day of the third fiscal quarter following the fiscal quarter in which the Closing occurs,


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Mr. Charles Sarkis
November 24, 1998
Page 7


                  for the period from the Closing Date to such last day treated as a single accounting period) to (ii) Total Debt Service for the four consecutive fiscal quarters ending on such last day (or, in the case of fiscal quarters ending on or prior to the last day of the third fiscal quarter following the fiscal quarter in which the Closing occurs, for the period from the Closing Date to such last day treated as a single accounting period) .

         f. Maximum Leverage Ratio: The Companies' Leverage Ratio as of the last day of any fiscal quarter set forth below shall not exceed the ratio set forth below opposite such fiscal quarter:

                             Fiscal Quarter
                             Ending On or About                  Ratio
                             ------------------                  -----

                             June 30, 1999                       4.25:1.00
                             September 30, 1999                  4.25:1.00
                             December 31, 1999                   4.25:1.00
                             March 31, 2000                      4.00:1.00
                             June 30, 2000                       4.00:1.00
                             September 30, 2000                  4.00:1.00
                             December 31, 2000                   4.00:1.00
                             March 31, 2001                      3.75:1.00
                             June 30, 2001                       3.75:1.00
                             September 30, 2001                  3.75:1.00
                             December 31, 2001                   3.75:1.00
                             March 31, 2002 and each
                             fiscal quarter thereafter           3.50:1.00

                  As used herein, the term:

                           "EBITDA" for any period shall mean, without
                  duplication, the Companies' consolidated earnings before interest, taxes, depreciation and amortization for such period as determined in accordance with GAAP, excluding the effects of extraordinary gains or losses.

                           "Leverage Ratio" as of the last day of any fiscal
                  quarter shall mean the ratio of (i) the aggregate amount of all senior indebtedness for borrowed money of the Companies as of such last day to (ii) EBITDA for the four consecutive fiscal quarters ending on such last day.

         g. Capital Expenditures: The Companies shall be prohibited from making any (i) Maintenance Capital Expenditures in excess of $1,500,000 in any fiscal year and (ii) other capital expenditures except (A) from proceeds of the Loan not used to consummate the Tender Offer, refinance the existing indebtedness of the Companies or to pay transaction costs and from other cash on hand as of the Closing in excess of $1,000,000


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Mr. Charles Sarkis
November 24, 1998
Page 8


                  and (B) for any fiscal year, in an amount up to the remainder of (x) 50% of the Excess Cash Flow for such fiscal year minus
                  (y) the amount paid on account of PIK interest on the Subordinated Debt permitted pursuant to Section 10a below for such any fiscal year. For the purposes of this section, Maintenance Capital Expenditures shall not include "Reimbursable Capital Expenditures," which shall be defined to include such capital expenditures as those reimbursable from insurance proceeds, landlord contributions and the like.

         h. Other Indebtedness: The Companies shall be prohibited from incurring any indebtedness for borrowed money or operating lease obligations with respect to leased equipment other than
                  (i) the Loan, (ii) purchase money debt, capital leases and operating leases with respect to equipment located in the Stores provided that the value of all equipment made subject to such purchase money debt, capital leases or operating leases does not exceed $200,000 per annum and (iii) subordinated, unsecured indebtedness for borrowed money in an amount not to exceed $8,000,000 (the "Subordinated Debt"). The Subordinated Debt shall (i) not mature prior to the date which is six months after the Maturity Date, (ii) not require any amortization prior to its maturity and (iii) bear interest at a rate per annum not in excess of 18.75%, consisting of not more than 12.5% per annum of current pay interest and 6.25 % per annum of PIK interest.

         i. No Other Liens: No liens other than liens in favor of FINOVA and other liens permitted under the Loan Documents shall be permitted.

         j.       Dividends and Distributions; Payments of Subordinated Debt:
                  Borrower shall not make any dividends or other distributions to its shareholders or principal payments on the Subordinated Debt while the Loan is outstanding; provided that to the extent permitted by the terms and conditions of the documents (the "Subordinated Debt Documents") executed in connection with the Subordinated Debt, so long as no Event of Default exists and is continuing or would be created by the making of any such payment and the aggregate amount of such payments do not exceed in any fiscal year an amount to be agreed upon by Borrower and FINOVA prior to the Closing, Borrower may redeem common stock issued to employees of the Companies upon the cessation of their employment with the Companies.

         k. Mergers, Acquisitions, Sales of Assets and Investments: The Companies shall be prohibited from consummating any mergers, acquisitions, consolidations or asset sales (other than in the ordinary course of business) and shall be subject to FINOVA's customary restrictions on investments.

         l. Amendment of Certain Documents: Without the prior written consent of FINOVA, the Companies shall not amend (i) any terms of their organizational documents if such amendment would (A) alter voting control over the Companies or (B) require any mandatory dividends or redemptions on any of the Companies' capital stock, (ii) any material terms of any leases to which they are subject, (iii) any terms of the


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Mr. Charles Sarkis
November 24, 1998
Page 9


                  Subordinated Debt Documents or (iv) any terms of the Merger Agreement or the Non- Tender Voting and Shares Exchange Agreement or the documents executed in connection therewith.

         m. Transactions with Affiliates: Transactions with affiliates shall be prohibited without the prior written consent of FINOVA, which consent may be conditioned, among other things, upon such transactions being no less favorable to the Companies than could be obtained on an arm's length basis from a third party not affiliated with the Companies.

         n. Management Compensation: The annual total cash compensation payable to you, as Chairman of the Board, President and Chief Executive Officer of Borrower, Mark L. Hartzfeld, the Chief Operating Officer of Borrower, Francis Bissaillon, the Chief Financial Officer of Borrower, and Anne Marie LaGrotteria, the Vice President of Operations and Training of Borrower, which individuals will comprise the senior management of the Companies, or their successors holding equivalent positions, shall be subject to limits to be agreed upon by Borrower and FINOVA prior to the Closing. It is understood that Borrower shall have the right to establish a bonus pool from which incentive bonuses of up to 100% of annual salary may be paid to such individuals.

         o. Change of Management and Control: While the Loan is outstanding, you shall (i) maintain voting control over the Companies, including the right to elect a majority of the board of directors of Borrower and (ii) continue to be actively engaged in the day to day management of the Companies.

         p. Financial Reporting: Borrower shall provide fiscal quarterly financial reports to FINOVA within 45 days after the end of each fiscal quarter and annual audited financial statements within 90 days after the end of each fiscal year of the Companies.

9. General Conditions: Prior to the Closing, Borrower shall satisfy the following conditions, and such other conditions as are customarily required by FINOVA for transactions of this type:

         a. Execution of Loan Documents: FINOVA shall have received executed originals of such Loan Documents as FINOVA may require, each in form and content satisfactory to FINOVA, including, without limitation, a Subordination Agreement between FINOVA and the holder of the Subordinated Debt. The Subordination Agreement shall provide, among other things, that while the Loan remain outstanding (i) no principal payments shall be made on the Subordinated Debt, (ii) no cash payments of interest on the Subordinated Debt shall be made
                  (A) if any Event of Default exists and is continuing or would be created by the making of any such payment or (B) in excess of 12.5% per annum, provided that within 90 days after the end of each fiscal year commencing with the fiscal year following the Closing Borrower may pay on account of accrued and unpaid PIK interest (whether or not capitalized) on the Subordinated Debt up to 25% of the Excess Cash Flow for such fiscal year and (iii) the holders of the Subordinated Debt shall not take any action to collect the Subordinated Debt.


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Mr. Charles Sarkis
November 24, 1998
Page 10


         b. Consummation of Transactions: The Contribution, the Tender Offer and the Merger each shall have been consummated and the terms and conditions of all documents executed in connection therewith, including without limitation the Merger Agreement and the Non-Tender Voting and Shares Exchange Agreement, shall be in form and substance satisfactory to FINOVA. FINOVA shall be deemed to have approved the Merger Agreement if the final form thereof is in substantially the same form as the draft dated November 9, 1998 previously provided to FINOVA. No party to such documents shall have waived or failed to perform any material covenant or agreement to be performed by it at or prior to the consummation of such transactions. FINOVA shall be satisfied that the Acquisition has been consummated in accordance with all requirements of applicable state and federal securities laws.

         c. Subordinated Debt: Borrower shall have received not less than $8,000,000 in proceeds of the Subordinated Debt, and the terms and conditions of the Subordinated Debt Documents shall conform to the requirements of this commitment letter and otherwise be in form and substance satisfactory to FINOVA.

         d. Minimum EBITDA: The EBITDA of Back Bay for the twelve month period ending as of the last day of the second month prior to the month in which the Closing Date occurs shall not be less than $8,000,000.

         e. Collateral: FINOVA shall have received satisfactory evidence that (i) each Company has good and marketable title to all of its properties, (ii) there is good and marketable title to all of the issued and outstanding capital stock of the Companies and (iii) FINOVA has obtained valid and perfected first priority liens on all property constituting security for the Loan, free and clear of any liens other than liens permitted under the Loan Documents. Such evidence shall include such UCC, state and federal tax lien, pending suit and judgment searches, and surveys (with respect to any real estate upon which a fee or leasehold mortgage is granted to FINOVA) and title insurance (with respect to any real estate upon which a fee or leasehold mortgage is granted to FINOVA) as FINOVA may require. All surveys shall be in sufficient form and detail so as to permit the title company to delete all survey exceptions from the title insurance policies and to provide extended coverage. FINOVA shall have received a certification from the surveyor that none of the Companies' restaurants are located in a flood plain or, if any are so located, flood plain insurance satisfactory to FINOVA.

         f. Licenses and Agreements: FINOVA shall have received satisfactory evidence that (i) each Company is the holder of all licenses (including liquor licenses) and a party to all agreements necessary to operate its restaurant business as presently conducted and (ii) no event has occurred that could reasonably be expected to result in the revocation, or adversely affect the renewal in the ordinary course, of any such license or agreement.

         g. Authority and Consents: FINOVA shall have received satisfactory evidence that all governmental and other approvals, authorizations and consents required for the


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Mr. Charles Sarkis
November 24, 1998
Page 11


                  consummation of the Contribution, the Tender Offer, the Merger and the execution and delivery of the Merger Agreement, the Non-Tender Voting and Shares Exchange Agreement, the Subordinated Debt Documents and the Loan Documents have been obtained.

         h. Financial Reports; Other Information; Inspections: FINOVA shall have received and found satisfactory such financial reports and other information with respect to the Companies subsequent to the fiscal period ending September 27, 1998 as FINOVA may require demonstrating the satisfaction of the conditions contained in Paragraph 10d and 10m, together with a pro forma balance sheet as of the Closing Date consistent with the requirements of this commitment letter and the projections previously delivered to FINOVA.

         i. Opinions of Counsel: FINOVA shall have received such opinions of counsel for the Companies as FINOVA reasonably may require.

         j. Insurance: Borrower shall have obtained such insurance, written by such insurers and in such form and amounts as FINOVA shall require, and FINOVA shall have received evidence of the foregoing. FINOVA shall have been named loss payee with respect to all policies of casualty insurance of Borrower and an additional insured on all policies of liability insurance of Borrower. Borrower shall have obtained not less than $5,000,000 of key man life insurance on you and shall have assigned its rights to the proceeds of such insurance to FINOVA. Such insurance may be replaced at any time with key man life insurance on you comparable in amount and terms and issued by an insurer of comparable creditworthiness.

         k. Environmental Matters: FINOVA shall be satisfied with the results of such reports concerning the environmental conditions of the facilities of the Companies as FINOVA may require, including an environmental assessment pursuant to ASTM current standards of any real estate owned by any Company and issued not more than six months prior to funding and an environmental database search with respect to any real estate leased by any Company. Each such assessment shall be prepared by an environmental engineer acceptable to FINOVA and demonstrate that each location complies with all federal and state environmental laws and regulations.

         l. No Material Adverse Change: No material adverse change shall have occurred in the financial condition or business of any Company since September 27, 1998. No judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions on the Tender Offer or the consummation of the Merger shall exist. No litigation or governmental proceeding or investigation shall be pending which in the opinion of FINOVA could, if adversely determined, have a material adverse effect on Borrower's financial condition, business or prospects.

Mr. Charles Sarkis
November 24, 1998
Page 12


         m. Margin Regulations: The Loan and all loans made by or stock issued to other parties shall be in full compliance with all applicable requirements of law, including Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

10. Indemnity: Prior to the Closing, you, and from and after the Closing, Borrower, shall indemnify and hold harmless FINOVA, its affiliates and each of its directors, officers and advisors (each, an "Indemnified Party") from and against any and all claims, damages, liabilities, costs and expenses (including all reasonable fees and expenses of counsel) which may be incurred by or asserted against an Indemnified Party in connection with any investigation, litigation or proceeding arising out of or related to the Loan, the Tender Offer, the Merger, the Contribution or the Acquisition, whether or not an Indemnified Party is a party to such investigation, litigation or proceeding and whether or not the Tender Offer, the Merger, the Contribution or the Acquisition or the Loan are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's own gross negligence or willful misconduct.

11. Fees and Expenses: You and Borrower shall pay all fees and expenses incurred in connection with the Loan, including the fees and expenses of any broker utilized by Borrower to arrange the Loan, UCC, state and federal tax lien, pending suit and judgment search charges, title insurance premiums, recording charges and the attorneys' fees and expenses and all other out-of-pocket expenses of FINOVA. If the Closing does not occur prior to the termination of this Commitment, you and Borrower shall pay to FINOVA on demand all such expenses incurred by FINOVA ("FINOVA's Expenses"). Upon the request of FINOVA, you immediately shall deposit with FINOVA such amount as FINOVA determines is necessary to cover FINOVA's Expenses.

12. Deposits: Prior to the date of this Commitment, you have deposited with FINOVA the sum of $20,000 (such amount hereinafter is referred to as the "Initial Deposit"). The Initial Deposit has been fully earned by FINOVA by the issuance of this commitment letter and is non-refundable. Concurrently with your acceptance of this commitment, you shall deposit with FINOVA the additional sum of $30,000 (such amount, together with any additional deposits made pursuant to Paragraph 12, hereinafter is referred to as the "Deposit"). The Deposit shall be (i) applied to the Loan Fee, together with the Initial Deposit, if the Closing occurs, (ii) retained by FINOVA as liquidated damages in the event that on or before June 30, 1999 you (A) elect not to consummate the Acquisition, (B) do not proceed with the financing herein contemplated or (C) are unable to satisfy the conditions described in
         Section 10 above or (iii) returned to you, less FINOVA's Expenses, in the event the Closing does not occur prior to the termination of this Commitment due solely to the fault of FINOVA.

13. Break-Up Fee: In the event that the Closing does not occur prior to the termination of this Commitment for any reason other than the sole fault of FINOVA and the Acquisition is consummated with financing provided by a source other than FINOVA, you agree to pay to FINOVA, in addition to FINOVA's Expenses and FINOVA's rights to retain the Initial Deposit

Mr. Charles Sarkis
November 24, 1998
Page 13


         and the Deposit, a break-up fee of $160,000 concurrently with the initial disbursement of such financing.

14. Choice of Law, Jury Waiver and Jurisdiction: This Commitment and the Loan Documents shall be governed by the laws and decisions of the State of Arizona, except to the extent it is mandatory that the laws of the state where the applicable premises are located govern the creation, perfection and enforcement of liens on real property. The parties waive the right to trial by jury of any controversy arising among them. Any actions or proceedings initiated by you or any Company arising out of this Commitment or the Loan Documents shall be litigated either in the Superior Court of Maricopa County, Arizona or in the United States District Court for the District of Arizona and you and such Company shall submit and consent to jurisdiction in any action or proceeding commenced by FINOVA in any such court. Provisions to the foregoing effect shall be included in all of the Loan Documents, including, but not limited to, any Loan Documents executed by guarantors and third parties.

15. Sale or Assignment: FINOVA shall have the right to assign or participate all or any portion of its interests in the Loan, to one or more other lenders, and may disclose to such other lenders all information relating to the Companies as FINOVA may deem appropriate in connection with such assignments and participations.

16. Confidentiality: By accepting delivery of this Commitment, you agree that this letter is for your confidential use only and that neither the existence of this letter nor the terms hereof will be disclosed by you to any person other than the officers, directors, employees, accountants, attorneys and other advisers of Borrower, the provider of the Subordinated Debt and the Special Committee of the Board of Directors of Back Bay and its advisors on a confidential, "need to know" basis.

17. Acceptance, Expiration and Term: This Commitment shall not become effective unless there is delivered to FINOVA on or before 5:00 p.m. on November 30, 1998 at its offices at 115 West Century Road, Paramus, New Jersey 07652, to the attention of William J. McKinney, a copy of this Commitment executed by you. If the Closing does not occur on or before June 30, 1999, or the date to which the Closing is extended by written agreement between you and FINOVA, except for your obligations pursuant to Paragraphs 10, 11, 12 and 13 above, this Commitment shall terminate. This Commitment supersedes FINOVA's prior commitment letters dated October 20, 1998 and November 19, 1998.


                [remainder of this page intentionally left blank]

Mr. Charles Sarkis
November 24, 1998
Page 14


         We welcome the opportunity to be of service to you by offering this financing and look forward to working with you.


                                                 Very truly yours,

                                                 FINOVA Capital Corporation


                                                 By:    /s/ William J. McKinney
                                                        -----------------------
                                                        William J. McKinney
                                                        Vice President


ACCEPTED and AGREED this
___ day of November, 1998



/s/ Charles F. Sarkis
-------------------------------
CHARLES F. SARKIS, individually